Exhibit 99.2 STRATASYS LTD. (“Stratasys” or the “Company”)
7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “Annual Meeting”)

Time and Date of Meeting	5:00 p.m., Israel Time, on Tuesday, November 23, 2021

Place of Meeting	Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

Items of Business	(1)	Re-election of each of Messrs. John J. McEleney, Dov Ofer, David Reis and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and election of Mr. S. Scott Crump, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

	(2)	Approval of an increase by 1,300,000 in the number of ordinary shares, par value 0.01 New Israeli Shekels per share, of the Company (“ordinary shares”) available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan.

	(3)	Adoption of an Employee Share Purchase Plan, under which 5,200,000 ordinary shares will be available for purchase by the Company’s employees.

	(4)	Renewal and update of the Company’s Compensation Policy for Executive Officers and Directors, as required under the Israeli Companies Law, 5759-1999.

	(5)	Approval of a modified annual compensation package for the present and future non-employee directors of the Company in respect of their directorship services on the Company's Board of Directors.

	(6)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2021 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2020 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Our Board recommends a vote FOR each of the above proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Friday, October 15, 2021.

Further Information	The proposals and details with respect to the Annual Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Votes Needed for Approval

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions and broker non-votes). The approval of Proposal 4 is also subject to satisfaction of one of the following additional voting requirements:

●  the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999 (the “Companies Law”), as a “personal interest”) in the approval of the proposal that are voted at the Annual Meeting, excluding abstentions; or

● the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

The vote of all of the Company’s shareholders is important. Accordingly, we urge you to read the attached proxy statement and vote your shares or provide voting instructions promptly, regardless of the number of shares you own. You may vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish (subject to the below limitations), you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions are set forth on the enclosed voting instruction form provided by your bank, broker or nominee. As an alternative to completing and mailing a physical proxy card or voting instruction form, shareholders may vote their shares or provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on the enclosed proxy card or voting instruction form).

Attendance at Annual Meeting

Israeli legal regulations presently limit public gatherings as a result of the COVID-19 (coronavirus) pandemic. The Company furthermore desires to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Annual Meeting.

Consequently, the Company strongly encourages shareholders to mail in their proxy cards or voting instruction forms, or to vote online or via telephone, in lieu of attending the Annual Meeting in person. If you hold ordinary shares as of the record date for the Annual Meeting (October 15, 2021) and nevertheless desire to attend in person, if a record shareholder, you will need to provide, at the Annual Meeting, the name under which your shares are held of record, as well as proof of ownership (a copy of a share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please bring a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Annual Meeting.

By Order of the Board:

Dov Ofer
Chairman of the Board

Rehovot, Israel
October 13, 2021

The official notice of the 2021 Annual General Meeting of Shareholders was

first published by the Company via a press release issued on October 13, 2021

TABLE OF CONTENTS

Questions and Answers About the Proxy Materials and the Annual General Meeting	1
Security Ownership of Certain Beneficial Owners	7
Additional Information Regarding Our Board, Corporate Governance and Compensation of our Officers and Directors	7
Proposal 1. Re-election/Election of Directors	8
Proposal 2. Approval of Increase in Number of Shares Under 2012 Omnibus Equity Incentive Plan	12
Proposal 3. Adoption of an Employee Share Purchase Plan	14
Proposal 4. Renewal and Update of Compensation Policy for Executive Officers and Directors	18
Proposal 5. Approval of a Modified Annual Compensation Package for Non-Employee Directors	21
Proposal 6. Reappointment of Independent Auditors	25
Consideration of Financial Statements	26
Additional Information	26
Appendix A 2021 Employee Share Purchase Plan	A-1
Appendix B. Compensation Policy for Executive Officers and Directors	B-1

i

STRATASYS LTD.

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Tel: (952) 937-3000	Rehovot 76124, Israel
Tel.: +972-74-745-4300

PROXY STATEMENT FOR 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 23, 2021

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2021 Annual General Meeting of Shareholders (the “Annual Meeting”), to be held at 5:00 p.m., Israel time, on Tuesday, November 23, 2021 at the offices of our external legal counsel, Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

What items of business will be voted on at the Annual Meeting?

(1)	Re-election of each of Messrs. John J. McEleney, Dov Ofer, David Reis, Michael Schoellhorn and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and election of Mr. S. Scott Crump, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.
(2)	Approval of an increase by 1,300,000 in the number of ordinary shares, par value 0.01 New Israeli Shekels per share, of the Company (“ordinary shares”) available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan (the “2012 Plan”).
(3)	Adoption of an Employee Share Purchase Plan, under which 5,200,000 ordinary shares will be available for purchase by the Company’s employees.
(4)	Renewal and update of the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).
(5)	Approval of a modified annual compensation package for the present and future non-employee directors of the Company in respect of their directorship services on the Board.
(6)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2021 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2020 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Annual Meeting?

Under our amended and restated articles of association, as amended (the “Articles”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares) in our Company as of the record date for the Annual Meeting (October 15, 2021). As of the close of business on September 30, 2021, we had 65,466,722 ordinary shares outstanding. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.

In addition, the approval of Proposal 4 (the renewal and update of our Compensation Policy) is subject to satisfaction of one of the following, additional voting requirements:

● the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions and broker non-votes; or

● the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 4 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposal 4, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 4. In order to confirm that you are not a controlling shareholder and that you lack a personal interest in the approval of that proposal and in order to therefore be counted towards or against the special majority required for the approval of that proposal, you must check the box “FOR” in Item 4A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 4.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote on Proposal 4, you should check the box “AGAINST” in Item 4A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 4, but will not be counted towards or against the special majority required for approval of Proposal 4.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card and do not otherwise vote online (at www.proxyvote.com) or via telephone (as indicated on your proxy card), your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form and do not otherwise provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on your voting instruction form), your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the selection of an independent registered public accounting firm (Proposal 6) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Annual Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, October 15, 2021, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. As of the close of business on September 30, 2021, there were 65,466,722 ordinary shares outstanding. The closing price of the ordinary shares on October 11, 2021 (the latest practicable date prior to the publication of this proxy statement), as quoted on the NASDAQ Global Select Market, was US$26.96

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy in one of the following ways: mailing a physical proxy card; submitting a proxy online (at www.proxyvote.com); or submitting a proxy via telephone (by dialing the number indicated on the enclosed proxy card). If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed voting instruction form, or in the alternative, online (at www.proxyvote.com) or via telephone (by dialing the number indicated on the enclosed voting instruction form). For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you. In each case, your vote or voting instructions must be received by 11:59 p.m., U.S. Eastern time, on Monday, November 22, 2021 in order to be counted towards the tally of votes at the Annual Meeting.

If you are a shareholder of record, you may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope to Broadridge, our agent for tallying the votes at the Annual Meeting. In the alternative, a shareholder of record can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you on the enclosed proxy card and following the instructions over the phone. If you lose or misplace your proxy card, you may instead print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 21, 2020, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.

If you are a beneficial shareholder, you may submit your voting instructions as follows:

Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.

In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed voting instruction form and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.

May I attend the Annual Meeting in person?

The Annual Meeting will be held at the offices of our external counsel, Meitar Law Offices, in Ramat Gan, Israel. Israeli legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. We furthermore desire to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Annual Meeting.

Consequently, we strongly encourage shareholders to mail in their proxy cards or voting instruction forms or to vote or provide voting instructions online or via telephone, in lieu of attending the Annual Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Annual Meeting (October 15, 2021) nevertheless desires to attend the Annual Meeting, upon arrival at the meeting, he, she or it must provide the name under which his, her or its ordinary shares are held of record and proof of ownership (a copy of a share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please bring the following documentation if you attend the Annual Meeting in person: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting; and an account statement or other proof that shows that you owned your shares as of the record date for the Annual Meeting.

How can I vote my shares in person at the Annual Meeting?

To the extent that you attend the Annual Meeting in person, shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the meeting. Shares held beneficially in street name may be voted on a ballot only if you bring the requisite documentation described in the response to the question “May I attend the Annual Meeting in person” above, namely: (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or voting instruction form as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on October 13, 2021. You can view that Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Chief Communications Officer and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Any such revocation or later proxy must be received by 11:59 p.m., U.S. Eastern time, on Monday, November 22, 2021, for it to be effective. If you initially voted online or via telephone, you can follow the same instructions as you did initially in order to submit your revised vote. You may also revoke your proxy by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Ms. Lilach Payorski, Mr. David Chertok and Mr. Jonathan M. Nathan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On March 1, 2021, we filed with the SEC our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (our “2020 Annual Report”). Our 2020 Annual Report includes our audited 2020 financial statements, certain non-GAAP financial information for 2020, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2020 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2020 Annual Report to obtain additional information regarding our Company.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 23, 2021

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting, by contacting our Chief Communications Officer and Vice President, Investor Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of September 30, 2021, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including, if applicable, reports filed by institutional investment managers on Form 13F for the calendar quarter ended June 30, 2021) and may not necessarily be accurate as of September 30, 2021. Ordinary shares that a person has a right to acquire within 60 days after September 30, 2021 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 65,466,722 ordinary shares that were outstanding as of September 30, 2021.

	Ordinary		Percentage
Beneficial Owner	Shares		Ownership
ARK Investment Management LLC	8,872,166	(1)	13.6%
Nikko Asset Management Americas, Inc.	4,678,235	(2)	7.1%
PRIMECAP Management Company	4,358,699	(3)	6.7%

(1)	Represents shares beneficially owned as of June 30, 2021, as indicated in the report of institutional investment manager on Form 13F for the calendar quarter ended June 30, 2021 filed by ARK Investment Management LLC on August 5, 2021. As indicated in that report, ARK Investment Management LLC possesses sole voting power with respect to 6,753,950 of those ordinary shares, shared voting power with respect to 1,419,697 of those ordinary shares, and lacks voting power with respect to the remaining 698,519 of those ordinary shares, and possesses sole dispositive power with respect to all 8,872,166 ordinary shares beneficially owned by it.

(2)	Represents shares beneficially owned as of June 30, 2021, as indicated in the report of institutional investment manager on Form 13F for the calendar quarter ended June 30, 2021 filed by Nikko Asset Management Americas, Inc. on August 9, 2021. As indicated in that report, Nikko Asset Management Americas, Inc. possesses sole voting power with respect to 4,076,406 of those ordinary shares and lacks voting power with respect to the remaining 698,519 of those ordinary shares, and possesses sole dispositive power with respect to all 4,678,235 ordinary shares beneficially owned by it. The shares held by Nikko Asset Management Co., Ltd. may be deemed to be beneficially owned by its parent company, Sumitomo Mitsui Trust Holdings Inc.

(3)	Represents shares beneficially owned as of June 30, 2021, as indicated in the report of institutional investment manager on Form 13F for the calendar quarter ended June 30, 2021 filed by PRIMECAP Management Company on August 10, 2021. As indicated in that report, PRIMECAP Management Company possesses sole voting and dispositive power with respect to all such 4,358,699 ordinary shares.

Additional Information Regarding Our Board, Corporate Governance and
Compensation of Our Officers and Directors

Item 6B of our 2020 Annual Report contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2020. Item 6C of our 2020 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2020 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders.

We note the following updates to the information contained in Section 6C of the 2020 Annual Report based on developments since the date on which the 2020 Annual Report was filed with the SEC:

●	Our Board has determined that our Chairman of the Board, Dov Ofer, is an “independent director” as defined under the Listing Rules of the Nasdaq Stock Market.

●	Our Board has nominated our former Chairman of the Executive Committee and Chief Innovation Officer, who also previously served as our Chairman of the Board, Mr. S. Scott Crump, for election to the Board at the Annual Meeting (as described in Proposal 1 below).

PROPOSAL 1:

RE-ELECTION/ELECTION OF DIRECTORS

Background

Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be between seven (7) and eleven (11), as determined from time to time by our Board. On September 30, 2021, pursuant to its nomination of the below-listed individuals for re-election and election, as applicable, at the Annual Meeting, our Board effectively confirmed the number of directors prospectively constituting the Board as eight (8). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Israeli Companies Law, 5759-1999 (the “Companies Law”) regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term. Our Board has nominated Mr. John J. McEleney, Mr. Dov Ofer, Ms. Ziva Patir, Mr. David Reis, Mr. Michael Schoellhorn Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, and, an additional nominee, Mr. S. Scott Crump, for election, in each case to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

Of our existing directors who have been nominated for reelection at the Annual Meeting, Mr. McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until the present time. Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served in her current capacity as a director since having been appointed by the Board on July 25, 2018 and was re-elected at our 2018 annual general meeting of shareholders on September 13, 2018 (after having served previously as a director of our Company from December 2012 to June 2013). Mr. Schoellhorn was initially elected by our shareholders at our 2020 annual meeting of shareholders in November 2020.

As described below in his biography, Mr. S. Scott Crump has contributed significantly to our company through, among other things, his service on the Board in the past and will be returning to the Board if elected by our shareholders at the Annual Meeting.

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board for re-election or election (in the case of Mr. Crump) at the Annual Meeting:

Name	Age	Position
Dov Ofer	67	Chairman of the Board of Directors
S. Scott Crump	67	Director Nominee
John J. McEleney	59	Director
Ziva Patir	71	Director
David Reis	60	Director
Michael Schoellhorn	56	Director
Yair Seroussi	65	Director
Adina Shorr	61	Director

Board Independence

Each of Messrs. Ofer, McEleney, Schoellhorn and Seroussi, and each of Mses. Patir and Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the Nasdaq Stock Market. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors.

Biographical Information Concerning the Nominees for Re-election or Election (as Applicable) at the Annual Meeting

Dov Ofer has served as our Chairman of the Board since May 2020 and as a director since July 2017. While serving as a director (prior to his appointment as our Chairman), Mr. Ofer served on the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Mr. Ofer served as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as Chairman of Scodix Ltd. (TASE: SCDX), Chairman of Magen Eco-Energy RCA Ltd. and director of Kornit Digital Ltd. (NASDAQ: KRNT) and Copprint Technologies Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

S. Scott Crump served as our Chairman of the Executive Committee of the Board and our Chief Innovation Officer from February 2015 and February 2013, respectively, in each case until May 2020, at which time he was appointed our Chief External Affairs and Innovation Officer, which he served as through August 2020. Mr. Crump also served from June 2018 through March 2020 on the oversight committee of our Board that helped to support our interim chief executive officer in the management of our company during an interim period, and our current CEO, Mr. Yoav Zeif, during Mr. Zeif’s initial period at our company. Since leaving his position as a director on the Board, has served as the technology consultant to the Board. Mr. Crump previously served as Chairman of the Board of our company from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chairman, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

John J. McEleney has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Ziva Patir has served as our director since June 2013, when she was elected as a director pursuant to an amendment to our amended articles that was adopted at that time. Ms. Patir serves on the board of directors of Babylon, a public company active in online advertisement, venture capital investments and financial investments. She also serves on the board of directors of Netz Hotels, an investing and financing real-estate company. Until lately she served on the board of directors of ELTA Systems Ltd, an Israeli provider of defense products and services and of UTS, the Israeli AVIS car rental licensee. Since February 2014, she also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

David Reis has served as our director from June 2013 to the present time. For parts of that period, he served as our Vice Chairman of the Board, as an Executive Director and as a key member of the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Since 2017, Mr. Reis serves as Chairman at Enercon Technologies Ltd. and Tuttnauer Ltd, and since 2020 has served as Chairman at Seed-X Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Michael Schoellhorn has served as our director since November 2020. Since July 2021, Mr. Schoellhorn has served as the Chief Executive Officer of Airbus Defence and Space, and from February 2019 through June 30, 2021, Mr. Schoellhorn served as Airbus' (Toulouse, France) Chief Operating Officer and a member of its Executive Committee. He has been a member of the Supervisory Board of Airbus Operations GmbH, Hamburg since 2019 and was appointed as its chairman in 2020. Prior to joining Airbus, Mr. Schoellhorn served as Chief Operating Officer and a member of the Management Board at BSH Home Appliances GmbH (Munich, Germany), a leading manufacturer of home appliances owned by the Robert Bosch Group (Stuttgart,Germany), from January 2015 until 2019. Prior to that, Mr. Schoellhorn started his career as a management trainee with Bosch in 1999 and held various operational senior management positions in the automotive sector of Robert Bosch GmbH - in the US, the Czech Republic, and Germany, until he was appointed Executive Vice President for Manufacturing and Quality in 2012. Mr. Schoellhorn studied at IMD Business School (Lausanne, Switzerland), Tepper School of Business (Pittsburgh, USA), Bosch-Carnegie-Institute (Pittsburgh, USA), and the Robert-Bosch-Kolleg (Stuttgart, Germany). He holds a degree in Mechanical Engineering and a PhD in Control Engineering, both from the Helmut Schmidt University. Mr. Schoellhorn served in the German armed forces, as an officer and a helicopter pilot, from 1984 until 1994. He is a member of the presidency of BDLI (the German aerospace industries association), and of the Baden Baden Entrepreneur Talks, a discussion forum for German business and political leaders).

Yair Seroussi has served as our director since July 2017. Mr. Seroussi has served as an independent director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. Since October 2020, Mr. Seroussi has also served as the chairman of ZIM Integrated Shipping Services. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank Hapoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

Adina Shorr has served as our director since having been appointed by the Board in July 2018, and was re-elected by our shareholders at our 2018 annual general meeting of shareholders. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

a.	RESOLVED, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.	RESOLVED FURTHER, that the election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.	RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.	RESOLVED FURTHER, that the re-election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.	RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.	RESOLVED FURTHER, that the re-election of Mr. Michael Schoellhorn as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

g.	RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

h.	RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or election (as applicable) of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the re-election or election of each nominee to serve as a director.

Board Recommendation

The Board recommends a vote FOR the foregoing resolutions re-electing Messrs. Ofer, McEleney, Reis, Schoelhorn and Seroussi, and Mses. Patir and Shorr, and electing Mr. Crump, as directors of Stratasys Ltd.

PROPOSAL 2

Approval of Increase in Number of Shares Under 2012 Omnibus Equity Incentive Plan

Background

Under the Nasdaq Listing Rules, a company such as the Company with its shares listed on Nasdaq is required to seek approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company.

Our compensation committee, Board of Directors and our management all believe that the effective use of share-based long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future by providing a direct link between compensation and long-term shareholder value creation. Accordingly, our Board of Directors has adopted an amendment (the “2012 Plan Amendment”) to the 2012 Plan, subject to approval of our shareholders. The 2012 Plan, as originally adopted by our shareholders, authorized us to issue up to 2,000,000 ordinary shares under the 2012 Plan. Under the terms of the 2012 Plan, effective January 1, 2013, the number of ordinary shares that we are authorized to issue under the plan was automatically increased by 500,000 shares, to a total of 2,500,000 shares. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our Board of Directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, 2016, 2017 and 2018, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000, 6,000,000 and 6,500,000 shares total, respectively. On January 1, 2019, the pool of shares was further increased by an additional 200,000 shares, to 6,700,000. On January 1, 2020, the pool of shares was further increased by an additional 500,000 shares, to 7,200,000, and at our 2020 annual general meeting of shareholders in November 2020, our shareholders approved a further 500,000 share increase under the 2012 Plan, to a total of 7,700,000 shares. On January 1, 2021, the pool of shares was automatically increased by an additional 500,000 shares, to 8,200,000 shares, which is the current size of the pool.

The proposed 2012 Plan Amendment provides for an increase in the number of ordinary shares currently authorized to be issued under the 2012 Plan by 1,300,000 shares, to 9,500,000 shares from 8,200,000 shares, enabling the continued use of the 2012 Plan, until its expiration, for share-based incentive awards. We expect to use these shares for annual retention awards to current employees, for awards to new hires, and for awards to employees of companies that we may potentially acquire in the future.

The 2012 Plan will expire on September 16, 2022, ten years after it was adopted by our shareholders. After that time, no additional grants may be made under the 2012 Plan, but outstanding grants will continue to be governed by the terms of the plan. Therefore, there will be no further automatic increases to the pool of shares under the 2012 Plan after January 1, 2022.

By increasing the number of shares authorized under the 2012 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the compensation committee, our Board of Directors and our management. As of September 30, 2021, the total number of ordinary shares outstanding was 65,466,722. If this proposal is not approved by our shareholders, we anticipate that we may not have enough shares available to fund awards under the 2012 Plan over the next year.

The following table presents certain equity incentive data under the 2012 Plan as of September 30, 2021:

Total Ordinary Shares Reserved for Grants	Shares Available for Future Grants	Aggregate Number of Shares Underlying Outstanding Awards	Aggregate Number of Shares Underlying Awards Granted out of Reserve, Net of Cancellations	Weighted Average Exercise Price of Outstanding Options
8,200,000	201,717	4,978,320	7,998,283	$28.04

Even after the addition of 1,300,000 ordinary shares to the pool under the 2012 Plan pursuant to this Proposal 2, the total number of shares subject to outstanding awards plus the total number of shares available for issuance pursuant to future awards under the 2012 Plan will equal 6,480,037, which does not exceed 10% of 71,946,759, which constitutes the total of our outstanding number of ordinary shares (65,466,722, as of September 30, 2021) plus those 6,480,037 additional shares that may become issuable under outstanding awards or future awards under the 2012 Plan. Therefore, we will not exceed the limit recommended by institutional shareholder groups and proxy advisory groups on this matter.

On September 3, 2013, March 4, 2020 and March 1, 2021, we filed registration statements on Form S-8 to register the issuance of ordinary shares granted or to be granted under the 2012 Plan.

The principal features of the 2012 Plan are summarized under the heading “2012 Omnibus Equity Incentive Plan” in Item 6.E (“Share Ownership”) of our 2020 Annual Report (on Form 20-F), which we filed with the SEC on March 1, 2021, and which is incorporated by reference into this proxy statement. That summary does not contain all information about the 2012 Plan. A copy of the complete text of the 2012 Plan, as amended, is included as Exhibits 4.1.1, 4.1.2 and 4.1.3 to the 2020 Annual Report, and the description of the 2012 Plan in the 2020 Annual Report is qualified in its entirety by reference to the full text of the 2012 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Annual Meeting:

RESOLVED, that, effective as of the date of adoption by the Company’s shareholders of this resolution, the reference to the current total number of ordinary shares reserved for grants in the first sentence of Section 5 of the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan be, and it hereby is, amended to insert “9,500,000” in lieu of “8,200,000”.

Required Vote

The approval of the increase by 1,300,000 in the number of shares available for issuance under the 2012 Plan pursuant to this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the increase by 1,300,000 in the number of shares available for issuance under the 2012 Plan pursuant to this Proposal 2.

PROPOSAL 3

ADOPTION OF AN EMPLOYEE SHARE PURCHASE PLAN

Background

At the Meeting, shareholders will be asked to approve the adoption of our 2021 Employee Share Purchase Plan (the “ESPP”). The ESPP was adopted by our compensation committee and Board on September 27, 2021 and September 29, 2021, respectively, and will become effective upon receiving shareholder approval at the Meeting.

The purpose of the ESPP is to enable eligible employees of the Company and its subsidiaries to use payroll deductions to purchase our ordinary shares and thereby acquire an ownership interest in the Company. The ESPP will be comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Section 423 Component”), and (2) the component not intended to be tax qualified under Section 423 of the Internal Revenue Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations (the “Non Section 423 Component”).

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 5,200,000 shares (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP.

The ESPP Share Pool represents 7.4% of our fully diluted share capital as of September 30, 2021 (i.e., out of 70,666,722 ordinary shares, which constitutes the total of: (i) our outstanding number of ordinary shares (65,466,722, as of September 30, 2021) (which excludes the separate pool of 6,480,037 additional shares that may become issuable under outstanding awards or future awards under our 2012 Plan, assuming the approval of the increase to that plan described in Proposal 2 above) plus (ii) those 5,200,000 additional shares that will be issuable under the ESPP Share Pool). There is furthermore no “evergreen” provision in our ESPP. Therefore, we will not exceed the limitations recommended by Glass Lewis and Institutional Shareholder Services (ISS) on this matter.

In establishing the ESPP Share Pool, our Board considered the potential dilutive impact to shareholders, the projected participation rate over a significant multi-year term and equity plan guidelines established by certain proxy advisory firms. For information about options and restricted share units outstanding under our existing 2012 Plan and the number of shares available for issuance under that plan, in each case as of September 30, 2021, please see Proposal 2 above.

The full text of the ESPP is set forth in Appendix A to this proxy statement. The following description of certain features of the ESPP is qualified in its entirety by reference to the full text of the ESPP.

Summary of the ESPP

Administration. Unless otherwise determined by the Board, the ESPP will be administered by the compensation committee, which will have the authority to interpret and determine eligibility under the plan, prescribe forms, rules and procedures relating to the plan, and otherwise do all things necessary or appropriate to carry out the purposes of the plan.

Shares Subject to the ESPP. As noted above, the ESPP Share Pool will initially consist of 5,200,000 ordinary shares, subject to adjustment, as described below. Shares delivered upon exercise of purchase rights under the ESPP may be either shares of authorized but unissued share capital, treasury shares, or ordinary shares acquired in an open-market transaction. In the event of certain changes in our outstanding ordinary shares, including changes by reason of a share dividend, share split, reverse share split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the compensation committee.

If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased ordinary shares will again be available for purchase pursuant to offerings under the ESPP.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code (sometimes referred to as the “Code”) of the Company that has been designated by our Board or the compensation committee as eligible to participate in the plan (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Further to that allowance, we intend to file an application with the Israeli Tax Authority for favorable treatment under Section 102 of the Israeli Tax Ordinance for shares purchased under the ESPP by employees who are Israeli residents. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

General Terms of Participation.

●	Offering Periods. The ESPP allows eligible employees to purchase ordinary shares during certain offering periods, which may extend to up to 27 months. Our Board has approved an initial offering period of six months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the compensation committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” adopted by the compensation committee, containing such terms and conditions as the compensation committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.

●	Method of Participation. Shares will be purchased under the ESPP on the last day of each purchase period, each a purchase date, using accumulated payroll deductions, unless the compensation committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.

Participants may elect payroll deductions of up to 15% of the participant’s total eligible earnings per payroll period within an offering period. A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period. However, the compensation committee may limit the number of changes a participant may make to his or her payroll deduction elections during each offering period (and in the absence of any specific designation by the compensation committee, a participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each offering period). A participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the ESPP at any time by giving written notice to the Company in such form and timing acceptable to the Company. Upon withdrawal, any amount withheld from a participant’s compensation will be returned to the participant, without interest, as soon as administratively practicable.

●	Grant and Exercise of Purchase Rights. On the first day of each offering period, each participant automatically will be granted a right to purchase ordinary shares on the last day of each purchase period, subject to the limitations set forth in the ESPP. On the last day of each purchase period, the payroll deductions accumulated by each participant during such purchase period will be applied automatically to the purchase of ordinary shares at the purchase price in effect for that purchase period. However, no participant may, on any purchase date, purchase more than such number of ordinary shares as the compensation committee may prescribe. In addition, no participant will be granted a purchase right under the Section 423 Component that would permit the participant’s right to purchase ordinary shares to accrue at a rate that exceeds $25,000 in fair market value for each calendar year, determined in accordance with Section 423 of the Internal Revenue Code.

●	Purchase Price. The purchase price per share of our ordinary shares applicable to purchases during each purchase period under the ESPP will be eighty-five percent (85%) (or such greater percentage as the compensation committee may designate) of the lower of (i) the fair market value per share of our ordinary shares on the first day of the offering period or (ii) the fair market value per share of our ordinary shares on the last date of the purchase period.

●	Termination of Purchase Rights. Upon the termination of a participant’s employment with the Company or a designated subsidiary, or in the event the participant otherwise ceases to qualify as an eligible employee, any purchase right then held by the participant will be canceled. Payroll deductions accumulated by the participant during the offering period in which such purchase right terminates will be returned to the participant (or his or her designated beneficiary or legal representative), without interest, as soon as practicable thereafter, and the participant will have no further rights under the ESPP.

●	Shareholder Rights. No participant will have any shareholder rights with respect to the ordinary shares covered by his or her purchase right until the shares are actually purchased on the participant’s behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Transferability. Purchase rights granted to participants under the ESPP are not assignable or transferable, other than by will, or the applicable laws of descent and distribution, and may be exercised only by the participant during his or her lifetime.

Amendment and Termination of the ESPP. Our Board has the right to amend the ESPP to any extent and in any manner it may deem advisable, provided approval of the Company’s shareholders shall be required to amend the ESPP to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the ESPP (other than a permitted adjustments with respect to changes in the Company’s capitalization) or to change the corporations or classes of corporations whose employees may be granted rights under the ESPP.

Our Board also has the right at any time to terminate the ESPP. In connection with such a termination or suspension, each participant’s accumulated payroll deductions will be returned to the participant without interest, or the offering period may be shortened so that the purchase of shares occurs prior to the termination of the ESPP.

Sub-Plans. The compensation committee may adopt sub-plans applicable to particular designated subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of the ESPP, other than with respect to the number of shares available for issuance under the ESPP, but unless otherwise superseded by the terms of such sub-plan, the provisions of the ESPP shall govern the operation of such sub-plan.

Effective Date and Term. If the ESPP is approved by shareholders at the Meeting, the ESPP will become effective on the date of the Meeting. No purchase rights will be granted under the ESPP after the earliest to occur of the date on which all shares available for issuance under the ESPP have been issued or the termination of the ESPP by the Company.

Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the compensation committee may, in its discretion, provide that each outstanding purchase right will be assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity, will be cashed out, will be cancelled with accumulated payroll deductions returned to each participant, or that the offering period will end before the date of the proposed sale, merger or similar transaction.

New Plan Benefits. Benefits and purchases of ordinary shares under the ESPP depend on elections made by employees and the fair market value of our ordinary shares on dates in the future. As a result, it is not possible to determine the benefits that will be received by executive officers and other employees in the future under the ESPP. As described above, no employee may purchase shares under the Section 423 Component at a rate that exceeds $25,000 in fair market value in any calendar year.

U.S. Federal Income Tax Consequences Relating to the ESPP

The following is a summary of certain material federal income tax consequences associated with the grant and exercise of purchase rights under the ESPP under current federal tax laws and certain other tax considerations associated with purchase rights under the ESPP. The summary does not address tax rates or non-U.S., state or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.

The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. In general, an employee will not recognize U.S. taxable income until the sale or other disposition of the ordinary shares purchased under the Section 423 Component (the “ESPP Shares”). Upon such sale or disposition, the employee will generally be subject to tax in an amount that depends on the employee’s holding period with respect to the ESPP Shares.

●	If the ESPP Shares are sold or disposed of more than one year from the date of purchase and more than two years after the first day of the offering period in which they were purchased, or upon the employee’s death while owning the ESPP Shares, the employee will recognize ordinary income in an amount generally equal to the lesser of: (i) an amount equal to 15% of the fair market value of the ESPP Shares on the first day of the offering period (or such other percentage equal to the applicable purchase price discount), and (ii) the excess of the sale price of the ESPP Shares on the date of such sale or disposition over the purchase price. Any additional gain will be treated as long-term capital gain. If the ESPP Shares held for the periods described above are sold and the sale price is less than the purchase price, then the employee will recognize a long-term capital loss in an amount equal to the excess of the purchase price over the sale price of the ESPP Shares.

●	If the ESPP Shares are sold or otherwise disposed of before the expiration of the holding periods described above, other than following the employee’s death while owning the ESPP Shares, the employee generally will recognize as ordinary income an amount equal to the excess of the fair market value of the ESPP Shares on the date the ESPP Shares were purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the employee’s holding period with respect to the ESPP Shares.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the Stratasys Ltd. 2021 Employee Share Purchase Plan in the form attached as Appendix A to, and as described in Proposal 3 of, the Company’s proxy statement, dated October 13, 2021, be, and hereby is, adopted and approved by the Company’s shareholders.

Required Vote

The adoption of the 2021 Employee Share Purchase Plan pursuant to this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends a vote FOR the adoption of the Employee Share Purchase Plan.

PROPOSAL 4

RENEWAL AND UPDATE OF COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under a December 2012 amendment to the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holder,” as defined in the Companies Law, includes directors and most executive officers. At our Company, our chief executive officer (the “CEO”), chief financial officer, all other “C- level” officers and executive vice presidents, along with our directors, are considered our office holders.

Our compensation policy was initially adopted by our Board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013. In February 2015 and again in September 2018, following approval by our compensation committee and Board, our shareholders approved an amended and restated version of our compensation policy at an extraordinary general meeting of shareholders and at our 2018 annual general meeting of shareholders (respectively). At our annual shareholders meeting held in November 2020, our compensation policy was amended in respect of the provisions related to directors’ and officers’ liability insurance. We refer to that policy, as amended to date, as the “Existing Compensation Policy”.

Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve the compensation policy once every three years.

Our compensation committee and Board have reviewed our Existing Compensation Policy during the period leading up to the convening of the Annual Meeting. Based on that review, they have updated the Existing Compensation Policy.

The proposed updates to our Existing Compensation Policy, which are reflected in the updated compensation policy that is appended to this Proxy Statement as Appendix B (the “Renewed Compensation Policy”), are summarized (in the order in which they appear in the Renewed Compensation Policy) as follows:

●	The Renewed Compensation Policy revises the vesting guidelines for equity grants to executive officers. The updated guidelines require a minimum vesting period of one year following the grant date for any equity-based award to an officer. The guidelines indicate that an equity award will generally vest in full over a period of between three to five years, subject to achievement of any relevant service and/or performance conditions. These guidelines may be disregarded if determined otherwise in a specific award agreement approved by the compensation committee and the Board.

These vesting terms replace the corresponding provisions in the Existing Compensation Policy, under which share options begin vesting on the one-year anniversary of the grant date and continue on an even, quarterly basis over the course of a three-year period, until the option award is fully vested. Under the existing policy, the vesting period for an award of RSUs will generally commence two years following the grant date and will continue on a quarterly basis over the course of a one-year vesting period thereafter until the award is fully vested.  Also, an award of performance share units will generally vest over the course of a three year vesting period from the date of grant.

The revised vesting guidelines in the Renewed Compensation Policy are intended to preserve greater flexibility for our company in crafting appropriate vesting terms for a given officer in a given situation. Under both the Existing Compensation Policy and the Renewed Compensation Policy, grants to non-employee directors are not governed by these vesting guidelines. Instead, grants to non-employee directors have been, and will continue to be, governed by a separate section of the policy—“Directors’ Compensation”— under which the vesting schedule is not specified. In practice, as described in Proposal 5 below, director equity grants have been governed by (under the Existing Compensation Policy) and will continue to be governed by (under the Renewed Compensation Policy) a one-year vesting “cliff” or the next annual general meeting, the earlier of the two, following the grant date (or the annual shareholder meeting date, for a follow-up grant), upon which a grant vests in its entirety.

●	The Renewed Compensation Policy eliminates the compensation element of per-meeting fees for directors, consistent with the revised non-employee director compensation package described under Proposal 5 below, under which our non-employee directors will no longer receive fees per meeting attended. The Renewed Compensation Policy replaces the per-meeting fees with annual committee service fees as a set component of our non-employee director compensation package.

The foregoing description is merely a summary of the updates reflected in our Renewed Compensation Policy. We urge you to review Appendix B in its entirety for the complete, marked text of the Renewed Compensation Policy (which shows the changes made to the Existing Compensation Policy).

If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the compensation committee and the Board determine, after additional discussions concerning the Renewed Compensation Policy, and for specified reasons, that the approval of the Renewed Compensation Policy is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Stratasys Ltd. Compensation Policy for Executive Officers and Directors, dated November 23, 2021, in the form attached as Appendix B to the Company’s proxy statement for the 2021 Annual Meeting of Shareholders, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved.

Required Vote

The approval of Proposal 4 to adopt the Renewed Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to Proposal 4, excluding abstentions.

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the Renewed Compensation Policy must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the Renewed Compensation Policy that are voted at the Annual Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the Renewed Compensation Policy must not exceed two percent (2%) of the aggregate voting rights in our company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of Renewed Compensation Policy under Proposal 4. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 4, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the Renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest in the approval of that proposal, and to therefore be counted towards or against the special majority required for the approval of that proposal, you should check the box “FOR” in Item 4A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 4.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 4, you should check the “AGAINST” box in respect of Item 4A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the Renewed Compensation Policy, but will not be counted towards or against the special majority required for the approval of the Renewed Compensation Policy.

Please also see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for further information.

Board Recommendation

The Board recommends a vote FOR the foregoing resolution approving the proposal to adopt the Renewed Compensation Policy.

PROPOSAL 5

Approval of A MODIFIED ANNUAL COMPENSATION PACKAGE FOR Non-Employee DirectorS

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Each of our non-employee directors currently receives, on an annual basis, a uniform compensation package that includes annual cash fees for Board and committee service, annual option grants, and per meeting cash fees. Our non-employee director compensation package was initially approved, and then extended, by our shareholders at our 2016 and 2020 annual general meetings of shareholders, respectively, and hence its terms have not been updated over the past five years, since 2016. As described in the “Background” to Proposal 2 in the proxy statement for that 2020 annual general meeting (which was furnished as Exhibit 99.1 to our Form 6-K furnished to the SEC on October 21, 2020— available at the link https://www.sec.gov/Archives/edgar/data/0001517396/000121390020032481/ea128685ex99-1_stratasys.htm#a_004), that package currently consists of the following elements:

1.	Annual Cash Fee: US$50,000, paid in equal installments on a quarterly basis.

2.	Annual Equity Grants:

a. Initial Option Grant: Upon initial election to the Board, each non-employee director is entitled to a grant of options to purchase 10,000 ordinary shares of the Company, which are subject to the following terms.

(i) Exercise Price: Equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-calendar day period following the initial election of that director by the Company’s shareholders.

(ii) Vesting Schedule: The options vest equally on a monthly basis until the earlier of (x) the first anniversary of the grant, subject to continuous service of the applicable non-employee director, or (y) the end of the term of the applicable non-employee director at the next annual general meeting of the shareholders of the Company after said grant at which such director’s directorship may be extended or terminated (the “Full Vesting Date”), provided that all such options shall fully vest at the Full Vesting Date.

b. Automatic Annual Follow-Up Option Grants: Automatic additional grants consisting of 10,000 options annually for each continuing non-employee director on the date of the annual general meeting of our shareholders at which he or she is re-elected. Those additional grants have an exercise price equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-calendar day period following the relevant annual shareholder meeting. Each annual follow-up grant vests in the same manner as specified for the initial grant in paragraph (a)(ii) above.

3.	Additional Fees:

a.	Committee Service Annual Fee: US$2,500 for service on each committee of the Company’s board of directors.

b.	Board and Committee Meeting and Written Consent Fees:

i.	US$1,500 per in person meeting;
ii.	US$375 per telephonic or video link meeting; and
iii.	US$325 per written consent.

As approved by our shareholders at our 2020 annual general meeting of shareholders (please see Proposal 3 at the above-provided link), our non-executive Chairman of the Board, Dov Ofer, currently receives an annual cash retainer of $200,000 and an identical annual award as is granted to our other non-employee directors upon their re-election at each annual general meeting of shareholders. Currently, that award consists of options to purchase 10,000 ordinary shares of the Company annually. Our Chairman’s annual equity grant is subject to the same vesting schedule and same method for determining exercise price as for all other non-employee directors. Our Chairman does not receive any per-meeting fees.

As a growing company in an era of rapid technological change, Stratasys needs non-employee directors who are able to make meaningful contributions to our development and strategy. A market competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. The market for experienced and diverse director talent is fierce and we face director recruiting and retention challenges particularly from U.S.-based companies.

Cognizant of the recruiting competition from U.S.-based companies and recognizing that our director compensation program needs to be competitive with those implemented by U.S. publicly traded companies, in the period prior to the convening of the Annual Meeting, our compensation committee and Board retained FW Cook, a reputable, outside compensation consultant based in the U.S. Our consultant reviewed the compensation levels of our Board members against the board members of a group of 20 U.S.-listed peer companies (the “Compensation Peer Group”).

Upon comparison of our Board members’ compensation package to that of the board members of the Compensation Peer Group, our consultant made the following observations:

● Stratasys’ total per-director compensation is positioned below the 25th percentile of the peer group and general industry data.

●Stratasys’ pay mix (41% cash/ 59% equity) is weighted more toward cash than median peer companies (27%/ 73%) but is generally aligned with average pay mix in the general industry (44%/ 56%).

● Compensation provided to Stratasys’ directors in connection with committee participation is similarly positioned below market.

Consequently, the compensation consultant recommended, and each of our compensation committee and Board approved, that we increase both the value and efficacy of our director compensation, by implementing the following changes (among others), which the consultant has advised us constitute best practice among our peer companies:

● The elimination of per meeting fees, which are a minority and declining practice, as meeting attendance is an expected part of board participation. Instead, we should increase the board committee member retainer to $10,000 and provide an additional retainer to committee chairs of $10,000 (i.e., total of $20,000 per committee chair); and

● An increase in the annual cash retainer to $60,000 and the annual equity grant value to $140,000, which would increase total compensation to $206,250 (2% above the median level) and align our pay mix with peer practice.

FW Cook also suggested that we make the following adjustments to the annual equity grant to our directors:

– Denomination of equity grants in fixed-value terms rather than the current fixed-share approach, which exposes the Company to escalating compensation expense in an increasing stock price environment; and

– Delivery of total equity value either entirely in time-vested restricted share units (“RSUs”) or as a mix of RSUs and share options.

The annual cash retainer paid to our Chairman of the Board will not be impacted by the proposed changes to our non-employee director compensation package, and will remain $200,000 annually. As was approved at our 2020 annual general meeting of shareholders (Proposal 3), the proposed change in the equity compensation being granted annually to all non-employee directors pursuant to this Proposal 5 will automatically trigger an equivalent update to the equity compensation to be granted annually to our Chairman of the Board.

The proposed non-employee director compensation package, as recommended by FW Cook and approved by each of our compensation committee and Board, as compared to the current such package, is presented immediately below:

Compensation Element	Current		Proposed

Board cash retainer (excluding Non-Executive Chairman)	$50,000		$60,000
Board/committee meeting fees	$1,500 per meeting		Eliminated
Total cash compensation(1)	$63,563		$66,250
Equity compensation (including for Non-Executive Chairman)	10,000 share options ($90,877 value)	(2)	$140,000 (50% RSUs/ 50% share options)
Equity vesting schedule	One-year “cliff”		One-year “cliff”
Total director compensation	$154,439		$206,250
Cash / Equity Mix	41%/59%		32%/68%
Aggregate program cost(3)	$1,385,514		$1,820,000
Non-Executive Chairman cash retainer (in lieu of Board cash retainer)	$200,000		$200,000
Audit Chair (including member retainer)	--		$20,000
Compensation Chair (including member retainer)	--		$20,000
Audit Committee member retainer	$2,500		$10,000
Compensation Committee member retainer	$2,500		$10,000

(1)	Includes board and committee meeting fees based on Stratasys’ meeting schedule and includes an average committee member retainer per director.

(2)	Reflects value of annual 10,000 share option grant based on the valuation assumptions disclosed in our 2020 Annual Report, calculated as of July 31, 2021. Please note that this amount and analysis excludes the initial grant of 10,000 options awarded to newly elected directors.

(3)	Includes incremental retainers for committee chairs and our non-executive chairman.

Each of FW Cook, our compensation committee and our Board have affirmed their belief that the modified annual non-employee director compensation package will provide the following (among other) benefits:

●	Payment of larger/additional retainers to the board committee chairmen will recognize additional responsibilities and time commitment associated with those roles.

●	Full-value share awards (i.e., RSUs) allow directors to accumulate meaningful ownership while discouraging high-risk strategies that drive short-term stock performance, and short vesting schedules guard against the possibility of entrenchment.

●	Reasonable balance between cash and equity compensation, with equity comprising a more significant and customary portion of Stratasys’ total compensation per director (68%), closer to the peer median (73% equity).

In approving the updated non-employee director compensation package, our compensation committee and Board have considered the objectives enumerated in our updated, amended Stratasys Ltd. Compensation Policy for Executive Officers and Directors, which is subject to our shareholders’ approval pursuant to Proposal 4 at the Annual Meeting. The compensation committee and Board have further considered the particular credentials and experience, and contribution level, of our non-employee directors. Our compensation committee and Board have noted that the subject compensation is critical for us to attract and retain high-level, talented and experienced non-employee directors. At the same time, the cash compensation payable to our non-executive Chairman of the Board will remain unchanged from its current amount ($200,000) under the proposal. Our current non-employee directors (including, prospectively, our nominee for election as a non-employee director at the Annual Meeting) who are eligible to receive the package consist of each of Messrs. Crump (whose technology consultancy to the Board will terminate upon, and subject to, his election to the Board), Ofer (who will receive the non-executive chairman package), McEleney, Reis, Schoellhorn and Seroussi, and each of Mses. Patir and Shorr.

As evidenced by the biographical information provided for those current and prospective directors in Proposal 1, those individuals bring a variety of sophistication, knowledge and experience that are critical to our maintaining and enhancing our status as a global leader in additive manufacturing and 3D printing technology. Consequently, each of our compensation committee and Board recommends that our shareholders approve the payment of our updated non-employee director compensation package on an ongoing basis, for all current and future non-employee directors of our Company.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 5 at the Annual Meeting:

RESOLVED, that the payment by the Company to each current and future non-employee director (other than the non-executive Chairman of the Board, whose compensation will be $200,000, plus equity, as described herein) of a compensation package that includes annual cash fees for Board and Board committee service, Board and Board committee chairmanship, annual RSU and option grants, and such other elements that are further described in Proposal 5 of the proxy statement for the Annual Meeting, be, and hereby is, approved in all respects.

Required Vote

The approval of the continuation of the payment of our non-employee director compensation package pursuant to this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolutions approving the continuation of the payment of our non-employee director compensation package.

PROPOSAL 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2021 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2020 and 2019, the fees billed to us and our subsidiaries by the Auditors:

	Year ended
	December 31,
	2020	2019
Audit fees (1)	$814,000	$853,700
Audit-related fees (2)	35,000	--
Tax fees (3)	55,000	65,666
All other fees (4)	1,800	6,800
Total	$905,800	$926,166

(1)	Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services that would normally be provided by the Auditors in connection with statutory and regulatory filings or engagements.

(2)	The audit-related fees for the year ended December 31, 20120 were for due diligence related to acquisitions.

(3)	Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.

(4)	All other fees are fees for other consulting services rendered by the Auditors to us.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 6 at the Annual Meeting:

RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the independent auditors of the Company for the year ending December 31, 2020 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 6.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution reappointing the Auditors as our independent auditors for the year ending December 31, 2021.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2020 are included in our 2020 Annual Report (on Form 20-F), which we filed with the SEC on March 1, 2021 (we filed a technical amendment to Exhibit 15.1 to the 2020 Annual Report with the SEC on March 11, 2021). You may read and print that report without charge at the SEC’s website at www.sec.gov. That report is not a part of this proxy statement. We will hold a discussion with respect to those financial statements at the Annual Meeting. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2020 Annual Report, which was filed with the SEC on March 1, 2021 and amended on March 11, 2021, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on October 13, 2021, we issued a press release and furnished a related Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
October 13, 2021

Appendix A

2021 Employee Share Purchase Plan

STRATASYS LTD.
2021 EMPLOYEE SHARE PURCHASE PLAN

Article I.
PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a share ownership interest in the Company.

The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

Article II.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

2.1 “Administrator” means the entity, including any committee specifically designated by the Board, that conducts the general administration of the Plan as provided in Article XI.

2.2 “Affiliate” means any entity on which the Company has an equity or other ownership interests.

2.3 “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.4 “Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any non-U.S. country or other jurisdiction where rights under this Plan are granted.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.7 “Company” means Stratasys Ltd., an Israeli company, or any successor.

2.8 “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments.

2.9 “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component. The designation by the Administrator of Designated Subsidiaries and changes in such designations by the Administrator shall not require shareholder approval. Only entities that are subsidiary corporations of the Company within the meaning of Section 424 of the Code may be designated as Designated Subsidiaries for purposes of the Section 423 Component, and if an entity does not so qualify, it shall automatically be deemed to be a Designated Subsidiary in the Non-Section 423 Component.

2.10 “Effective Date” means the date upon which the Plan is approved by the shareholders of the Company, provided that the Board has adopted the Plan on, or within 12 months prior to, such date.

2.11 “Eligible Employee” means:

(a) With respect to the Section 423 Component of the Plan, an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) share possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of share ownership shall apply in determining the share ownership of an individual, and a share that an Employee may purchase under outstanding options shall be treated as a share owned by the Employee. With respect to an Employee participating in the Non-Section 423 Component, such qualification shall not apply, unless otherwise required by Applicable Law.

(b) Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such non-U.S. jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

(c) With respect to the Non-Section 423 Component, the foregoing rules shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the foregoing eligibility rules are not consistent with applicable local laws, the applicable local laws shall control.

2.12 “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.

2.13 “Enrollment Date” means the first Trading Day of each Offering Period.

2.14 “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.

2.15 “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.16 “Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.17 “Offering Document” has the meaning given to such term in Section 4.1.

2.18 “Offering Period” has the meaning given to such term in Section 4.1.

2.19 “Ordinary Shares” means ordinary shares, par value 0.01 New Israeli Shekels per share, of the Company and such other securities of the Company that may be substituted therefor.

2.20 “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

2.21 “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to this Plan.

2.22 “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.23 “Plan” means this 2021 Employee Share Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.

2.24 “Purchase Date” means the last Trading Day of each Offering Period or such other date as determined by the Administrator and set forth in the Offering Document.

2.25 “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.26 “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.27 “Securities Act” means the U.S. Securities Act of 1933, as amended.

2.28 “Share” means an Ordinary Share.

2.29 “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

2.30 “Trading Day” means a day on which national stock exchanges in the United States are open for trading.

2.31 “Treas. Reg.” means U.S. Department of the Treasury regulations.

Article III.
SHARES SUBJECT TO THE PLAN

3.1 Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be 5,200,000 Shares, subject to Article VIII. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.

3.2 Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

Article IV.
Offering Periods; Offering Documents; Purchase Dates

4.1 Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offerings or Offering Periods under the Plan need not be identical.

4.2 Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a) the length of the Offering Period, which period shall not exceed twenty-seven (27) months;

(b) the maximum number of Shares, if any, that may be purchased by any Eligible Employee during such Offering Period; and

(c) such other provisions as the Administrator determines are appropriate, subject to the Plan.

Article V.
ELIGIBILITY AND PARTICIPATION

5.1 Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

5.2 Enrollment in Plan.

(a) Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b) Each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. Except as otherwise set forth in an Offering Document or determined by the Administrator, the percentage of Compensation designated by an Eligible Employee may not be less than 2% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c) A Participant may increase or decrease the percentage of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following five business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

(d) Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3 Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.

5.4 Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5 Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase shares of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such shares (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6 Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7 Non-U.S. Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(f). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are non-U.S. nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.

5.8 Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.

Article VI.
grant and Exercise of rights

6.1 Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the last day of the Offering Period.

6.2 Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3 Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s shareholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.

6.4 Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5 Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

Article VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1 Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period. All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.

7.2 Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3 Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

Article VIII.

Adjustments upon Changes in SHARES

8.1 Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2 Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any Affiliate of the Company, or the financial statements of the Company or any Affiliate, or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a) To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b) To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d) To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e) To provide that all outstanding rights shall terminate without being exercised.

8.3 No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

Article IX.
Amendment, modification and termination

9.1 Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

9.2 Certain Changes to Plan. Without shareholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3 Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b) shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c) allocating Shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Participant.

9.4 Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

Article X.
TERM OF PLAN

The Plan shall become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the Company’s shareholders within twelve months before or after the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such shareholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

Article XI.
ADMINISTRATION

11.1 Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2 Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a) To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b) To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the shareholders of the Company.

(c) To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.

(d) To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e) To amend, suspend or terminate the Plan as provided in Article IX.

(f) Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

(g) The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3 Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

Article XII.
MISCELLANEOUS

12.1 Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2 Rights as a Shareholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a shareholder of the Company, and the Participant shall not have any of the rights or privileges of a shareholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3 Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4 Designation of Beneficiary.

(a) A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b) Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12.5 Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6 Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7 Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8 Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

12.9 No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.10 Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

12.11 Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Israel, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Israel. Certain definitions, which refer to the laws of such jurisdiction, shall be construed in accordance with other such laws. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any award granted hereunder.

12.12 Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

* * * * *

Appendix B

Updated Stratasys Ltd. Compensation Policy for Executive Officers and Directors

Stratasys Ltd.

Compensation Policy for Executive Officers and Directors

as Re-adopted by Shareholders on November 23, 2021~~September 13, 2018~~

This document sets forth the compensation policy of Stratasys Ltd. and its subsidiaries (collectively, “Stratasys” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders,” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Stratasys’ Chief Executive Officer (the “CEO”) and Executive Vice Presidents, but excluding Stratasys’ directors, unless otherwise expressly indicated (as referenced above, directors are, nevertheless, subject to this policy).  It is hereby clarified that this policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from provisions of applicable law that may not be limited or derogated from. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Stratasys’ CEO and its directors. In case of any amendment to provisions of the Israeli Companies Law and any other applicable rules and regulations in a manner that will facilitate Stratasys’ ability to more readily approve or pay executive officer or director compensation, Stratasys shall be entitled to follow those provisions even if they contradict the principles of this policy.

The Compensation Committee of Stratasys’ Board of Directors (the “Committee”) and Stratasys’ Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with the Company’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement (including amendment of an existing compensation arrangement) of an executive officer or director that is approved following its adoption by the Company’s shareholders, and shall not impact, in any manner, any compensation arrangement approved prior to such adoption.

This policy is not intended to establish personal terms and conditions for specific executive officers and directors, but rather to set forth objective principles and parameters which will apply to all executive officers and directors. This policy sets forth maximum and minimum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any executive officer or director, unless expressly stated otherwise.

Compensation Objectives

Stratasys executive officers’ compensation objectives, as outlined below, should be designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Stratasys aims to incentivize its executive officers by strengthening the link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to executive officers is based on measures that reflect both Stratasys’ short- and long-term performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Stratasys defines clear and measurable quantitative and qualitative objectives that, in combination, are expected to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a portion of the compensation packages of Stratasys’ executive officers should be comprised of equity-based compensation, in order to create a direct link between the interests of executive officers and the interests of Stratasys and its shareholders.

Risk management: Compensation is generally intended to be structured in a manner that creates an incentive to deliver high performance (both long- and short-term) while taking into account Stratasys’ risk management philosophy and without undue pressure to take excessive risks, thus leading to a balanced and effective risk-taking approach. This may be achieved by using tools such as (i) placing maximum thresholds on eligibility for selected short- and long-term incentives; (ii) using key performance indicators that are designed to reduce incentives to take excessive risks; and (iii) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle.

Competitiveness: Stratasys competes with global and emerging companies to attract and retain highly talented professionals with the capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Stratasys executive officers should generally be targeted to be competitive with Stratasys’ peer group, which includes similar companies, as well as companies that compete with Stratasys for similar talent and companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

●	Stratasys’ executive officer compensation philosophy also values the following principles:

Promotion of the Company’s goals and supporting Stratasys’ business strategy and Annual Operating Plan (the “AOP”);

●	Paying employees equitably relative to one another based on their roles and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

●	Embedding a culture of high performance with high integrity; and

●	Encouraging good corporate governance practices.

Compensation Elements

Stratasys’ executive officers’ compensation packages should generally be composed of the following elements:

●	Base salary

●	Cash bonuses

●	Equity-based compensation

●	Benefits and perquisites

●	Retirement and severance arrangements

Stratasys’ target ranges for the allocation of annual compensation of its executive officers among base salary, annual cash bonuses and equity-based compensation is set forth in the table below:

Element	Target Range for Percentage of Total Annual Compensation
Base Salary	15%-50%
Annual Cash Bonus	15%-35%
Equity-Based Compensation	30%-70%

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels and provided all compensation elements detailed in the table above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in no payout or a payout outside of the range of percentages detailed above.

The target compensation mix supports the core principles of Stratasys’ executive officer compensation philosophy of compensating executive officers for performance and aligning their interests with those of the Company and its shareholders, by emphasizing short- and long-term incentives, while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation should therefore be targeted to be “pay at risk” tied to key metrics or other performance criteria of the Company’s growth, consistent with the approach taken by global companies and taking into account that the Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers and allow the Company to attract and retain competent executive talent and to maintain a stable management team. Base salaries vary among executive officers and will be individually determined according to each executive officer’s experience and areas of responsibility based on a variety of considerations, including:

●	Professional background: education, knowledge, skills, expertise, professional experience and achievements.

●	Competitiveness: the base salary of executive officers should be evaluated periodically by conducting external benchmarking using a defined peer group, selected according to size, industry, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and Internal Considerations” below.

●	Reasonableness within the Organization: the variation in the relative base salary among the executive officers may reflect the differences in their position, education, scope of responsibilities, location, previous experience in similar roles and their contribution to attainment of Stratasys’ goals, as well as certain legacy matters and special circumstances.

Adjustments to base salary: The Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), may from time to time consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, and may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board may also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment. In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, a non-material change in the terms of compensation of an executive officer who reports to the CEO, will not require the approval of the Committee, as stated in Section 272(C) to the Israeli Companies Law, so long as the change in compensation does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO, and is consistent with the terms of this policy.

Fixed one-time grant: In addition to the base salary and notwithstanding the section entitled “Equity-Based Compensation” below, in circumstances deemed appropriate by the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)), executive officers may be awarded an additional fixed one-time cash or equity-based grant upon recruitment or promotion, subject to the discretion of the Committee and the Board.  The maximum amount for any equity-based grant pursuant to this paragraph shall be equal to the economic value of options to purchase 300,000 shares (subject to standard adjustment for changes in capitalization such as stock splits) at the time of grant with the value of such options to be calculated on the basis of an customary market-accepted valuation formula, such as Black-Scholes, or the equivalent economic value in equity-settled restricted stock units (RSUs) or equity-settled performance share units (PSUs) or any combination thereof.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that the executive officer is aligned in achieving the Company’s overall annual goals, as well as the executive officer’s individual annual goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

General: Subsequent to approval of the Company’s AOP at the beginning of each calendar year, the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), shall determine the performance criteria taking into account short- and long-term goals, as well as the Company’s risk management policy. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes, significant changes in business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year. To the extent permitted by law hereafter, the CEO may determine the performance criteria or considerations for executive officers reporting to him.

Performance criteria: Quantitative and qualitative performance criteria will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), such performance criteria will generally be determined based on the AOP and the long-range plan approved by the Board, and will be structured in order to take into account Stratasys’ short- and long-term goals. These performance criteria, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

●	Between 60% and 80% — overall Company performance criteria, which are based on actual financial and operational results, such as net revenues, sales, operating profit, earnings per share (EPS) and cash flow;

●	Between 15% and 25% — business unit/ regional/ area of responsibility performance criteria, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Stratasys’ annual operating plan and long-range plan; and

●	Up to 20% — quantitative and qualitative individual performance criteria, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the allocation of these criteria, the Committee and the Board will consider (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high-performance culture.

Stratasys’ CEO’s performance will generally be measured as described below:

●   Between 80% and 85% — overall Company performance criteria, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution, which relate to overall Company performance; and

●   Between 15% and 20% — discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined in accordance with the criteria below, annual cash bonus parameters will be determined by the Committee and the Board, as applicable, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account Stratasys’ short- and long-term goals, as well as its risk management policy.

(i) Thresholds — achievement of less than 80% of an executive officer’s performance criteria in a given year (and with respect to the CEO, 85%) will prevent such executive officer from qualifying for an annual cash bonus.

(ii) Target Bonus — the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance criteria, will be equal to 50% to 100% of the executive officer’s annual salary as determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO). The target bonus for the CEO will be 120% of the CEO’s annual salary.

(iii) Maximum Bonus — the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance criteria and considerations for any given calendar year, will not exceed 150% of such executive officer’s annual salary.

(iv) Payout Formula — the formula for calculating the annual cash bonus payout at the end of the year shall utilize the target bonus level (which is based upon achievement of 100% of performance criteria) and the thresholds for payment of minimum (achievement of 80% or, in the case of the CEO, 85%, of performance criteria) and maximum (achievement of 120% of performance criteria) bonus amounts and shall compute the bonus payout on a linear basis. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but not less than 80%, and with respect to the CEO, 85%) of his or her performance criteria.  Under the formula, achievement of performance criteria at the following levels shall result in the following payout levels (as a percentage of target bonus) for all other executive officers and for the CEO, respectively:

Percentage of Performance Criteria Achieved		Percentage of Target Bonus to be Awarded
All Other Executive Officers	CEO	All Other Executive Officers	CEO
80%	85%	0%	0%
90%	92.5%	50%	50%
100%	100%	100%	100%
110%	110%	125%	125%
120%	120%	150%	150%

Notwithstanding the foregoing, the requirement for the annual cash bonus to be based on measurable criteria shall not apply to executive officers who report directly to the CEO, and the annual cash bonus for such officers may be based in whole or in part entirely on discretionary evaluation of their performance.

(v) Budget — the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that protects Stratasys from excessive risk taking to achieve short-term results that could expose Stratasys to risk in the long term, and aligns target-setting with the pre-defined risk profile of Stratasys.

As a condition for entitlement to an annual cash bonus, an executive officer must be employed at the Company as of the fiscal year-end and must have a period of employment with the Company of at least six (6) calendar months as of such time, provided that employment for less than a full year as of the fiscal year-end shall entitle the officer only to a pro-rated portion of the annual bonus that would otherwise be payable on the basis of the officer’s overall compensation. Notwithstanding the foregoing, in the event of an executive officer’s termination of service or employment during the fiscal year, such executive officer may, nevertheless, be entitled, at the Committee’s and the Board’s discretion, to a partial cash bonus pro-rated to the portion of the year during which such executive officer was employed by the Company, as shall be determined by the Committee and Board.

In addition to the annual cash bonus, in special cases, the Committee and the Board, as applicable, may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses will also allow Stratasys the flexibility to adapt to unexpected or unaccounted-for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board, and to the extent permitted by law, by the Chief Executive Officer, as applicable. Notwithstanding, the Committee and the Board may grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, based solely on their discretion, provided that the total amount of other (i.e., in addition to annual) cash bonuses awarded to an executive officer for any given year will not exceed 50% of such executive officer’s annual base salary.

Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Stratasys ordinary shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain executive officers for the long term by:

●	Providing executive officers with a meaningful interest in Stratasys’ share performance;

●	Linking equity-based compensation to potential and sustained performance; and

●	Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan and/or any other long-term incentive plan(s) that Stratasys may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), provided that any such terms and conditions are in line with the following:

(a)	Time-based equity awards: Equity-based awards structured as time-based equity-based awards (aimed to reward long-term performance, as reflected by the market price of Stratasys ordinary shares) will include a time-vesting period. Equity-based awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.

(b)	Performance-based equity awards: Equity-based awards structured as performance-based awards will vest upon the achievement of pre-determined performance criteria. The amount of such performance-based awards may also be subject to achievement of such pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Stratasys wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., earnings per share (EPS), total shareholder return (TSR), or stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.

(c)	Vesting of equity-based awards: ~~Generally, t~~The minimum vesting period of all equity-based awards ~~an option award will commence~~ must be at least one year following the grant date and will generally vest in full over a period between three to five years subject to achievement of service and/or performance conditions, unless determined otherwise in a specific award agreement approved by the Committee and the Board. ~~continue on a quarterly basis over the course of the remaining three-year vesting period thereafter until the award is fully vested~~. ~~The vesting period for an award of restricted stock units (RSUs) will generally commence two years following the grant date and will continue on a quarterly basis over the course of a year vesting period thereafter until the award is fully vested. An award of performance stock units (if granted) will generally vest over the course of a three year vesting period from the date of grant.~~

Solely for the sake of clarity, the above vesting conditions shall not apply to Employee ~~Stock~~ Share Purchase Plans, which involve deductions from salaries to purchase the Company’s shares

The target monetary grant date value of executive officers’ equity-based grants will be determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account, inter alia, Stratasys’ pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance and desired competitive compensation levels. In concert with establishing the target monetary grant-date value, the Committee and the Board will also determine (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including, but not limited to, stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the allocation and elements of the equity mix from time to time.

Caps on equity-based compensation:

●	Equity budget — the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) may set an annual budget for equity-based compensation awarded to executive officers.

●	Cap at grant date — the total monetary grant date value of the equity-based compensation awarded to a single executive officer per annum shall not exceed US $6.0M and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year, except as otherwise specified in this Policy.

Benefits and Perquisites

Purpose: Benefits and perquisites increase the economic security of Stratasys’ employees, including its executive officers, and in doing so, improve employee/ executive officer retention across the Company and its subsidiaries. As such, it is one component of Stratasys’ reward management.

Potential categories of benefits:

a.	The social benefits and other benefits that may be provided to Stratasys’ executive officers may include any of the following (including gross-up of the benefit value of any of the following for tax purposes):

(a)	Pension

(b)	Education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Employer’s allocations for 401(k) funds (for US employees)

(f)	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members

(g)	Disability insurance

(h)	Periodic medical examination

(i)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(j)	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof

(k)	Paid vacation, including, if applicable, the redemption thereof

(l)	Sick days

(m)	Holiday and special occasion gifts

(n)	Recuperation pay

(o)	Expense reimbursement

(p)	Payments or participation in relocation and related costs, perquisites and expenses

(q)	COBRA (for US employees)

(r)	Change-of-control provisions

(s)	Loans or advances (to the extent permitted under applicable law)

(t)	Professional or academic courses or studies

(u)	Newspaper or online subscriptions

(v)	Professional membership dues or subscription fees

(w)	Professional advice or analysis (such as pension, insurance and tax)

(x)	Other benefits generally provided to Company employees (or any applicable affiliate or division)

(y)	Other benefits or entitlements mandated by applicable law

Stratasys may also provide to its executive officers other benefits and entitlements that are part of compensation practices in its industry, relevant geographical location, region of activity or jurisdiction.

Relevant factors for determining benefits: Social and other benefits must also take into account the prevailing conditions in the Company’s market (“benchmarking”). In addition, additional benefits are unique and depend upon the prevailing customs in different countries. Therefore, when the Company enters into employment agreements with executive officers for positions outside of Israel, such officers may be entitled to receive additional or fringe benefits according to the prevailing customs and practice in their country of service for executive officers of similar rank in the countries in which they serve, subject to the limits described in this policy. This country-specific approach is intended to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant countries.

Retirement and Severance Arrangements

Purpose: Depending on the circumstances, Stratasys may provide certain post-service or post-employment benefits, compensation or protection to its executive officers, which helps it to attract, motivate and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Stratasys during their tenure with the Company.

General: In determining whether to offer retirement or termination of service or employment arrangements, the Committee and Board may consider the circumstances surrounding such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Stratasys’ performance during such period and the executive officer’s contribution to Stratasys’ achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or post-employment benefits, compensation or protection, in the event of termination for “cause,” as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following:

●	Advance notice: advance notice of termination for a certain period of time, not to exceed 12 months for CEO, and 6 months for other executive officers, during which an executive officer will be entitled to receive full compensation for service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

●	Release of severance amounts: release of severance amounts accumulated in an executive officer’s Pension Fund and/or Managers Insurance and/or Provident Fund (the “Funds”).

●	Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment (less severance amounts accumulated in the Funds).

●	COBRA (for US employees): The Consolidated Omnibus Budget Reconciliation Act (COBRA) gives employees (including executive officers) and their families the right to choose to continue group health benefits provided by the Stratasys group health plan for limited periods of time under certain circumstances.

●	Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete for at least one year following termination and in the case of the CEO two years. Payments shall cease and Stratasys may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

●	Change of control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason”, one year or less following a merger, a package of up to $1 million. Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Stratasys, while attempting to alleviate any uncertainties in connection therewith. The limit set in this paragraph shall not apply in the context of payments that may be made pursuant to the negotiated terms of a merger or acquisition by the Company.

●	Discretionary payment: for executive officers who have served at the Company for five years or more, in special circumstances determined by the Committee and the Board (which may be based on the recommendations of the CEO (with respect to executive officers other than the CEO)), a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual base salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

Exceptional Matters: The above limitations shall not apply (a) if otherwise mandated by the labor law of the jurisdiction in which the executive officer is employed by the Company, or (b) in such cases that an executive officer has joined the Company by virtue of a corporate transaction such as an acquisition, merger or similar transaction, and the compensation of said officer is either based on past practice prior to the consummation of said transaction or has been set in connection with said transaction.

External and Internal Considerations

External benchmarks:

●	Companies of similar size or financial characteristics in North America, Israel and Western Europe;

●	Industry peers in North America, Israel and Western Europe;

●	Companies in relevant geographic locations that compete with Stratasys for similar talent.

In addition, the Committee may collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Stratasys is generally targeted competitively with Stratasys’ peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects the individual’s experience, performance, and geographic location, and the business need to attract and retain specific talent.

Reasonableness within the Organization: In addition to external benchmarking, the Committee and the Board may periodically review relevant internal ratios between executive officers’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, and its potential effect on the work relations within Stratasys. As a global company, with complex world-wide operations, Stratasys positions its executive officers’ compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Where deemed appropriate by the Committee and the Board, the Committee and the Board may review internal ratios between executive officers and employees in relevant geographies as well.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General Discretion: This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Measurable Criteria: To the extent that the Israeli Companies Law requires the utilization of measurable criteria and considerations in a particular determination of compensation of an executive officer or director, any reference in this policy to “performance criteria” or to a similar expression that is relevant to the relevant compensation-related determination shall be deemed to refer to measurable performance criteria or considerations.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Stratasys’ executive officers are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof with the U.S. Securities and Exchange Commission or such other regulatory authority to which the Company provides such financial information. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

Notwithstanding the foregoing, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Stratasys’ financial statements or caused severe financial or reputational damage to the Company, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Stratasys (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

Directors’ Compensation

Objectives: Stratasys aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, prior professional experience and achievements, by providing a competitive compensation program.

Elements: Directors’ compensation is comprised of the following elements:

●	Annual fee

●	Committee service fee ~~Per-meeting fee~~

●	Equity grant

Stratasys Chairman of the Board and Chairman of any ~~the Executive C~~committee of the Board, as well as any other directors that take on increased duties in the activities of the Company, may be paid increased annual fees, ~~in lieu of or~~ supplemental to the ordinary annual ~~per-meeting~~ fees, in recognition of the increased duties imposed on them, subject to statutory requirements.

In addition, Stratasys will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Stratasys in their capacity as directors.

When considering directors’ compensation, the Committee and the Board may review benchmarking data with respect to compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board may review relevant internal ratios between directors’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, as well as the potential effect on the work relations in Stratasys. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in their scope of duties or responsibilities.

Statutory requirements: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to external directors and other designated independent directors. These regulations further provide that the compensation of these independent directors may be determined relative to that of other directors of the Company, as may be the case with Stratasys’ external directors and other designated independent directors.

Directors’ and Executive Officers’ Insurance, Indemnification and Exemption

Elements: Stratasys will exempt its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements providing for same. In addition, Stratasys’ directors and executive officers will be covered by Stratasys’ directors’ and officers’ liability insurance policies.

The Committee and the Board may review, from time to time, Stratasys’ indemnification and release agreements in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements.

D&O liability insurance (Claims Made):  The coverage provided by Stratasys to its directors and officers (including executive officers subject to this compensation policy) under its Directors’ and Officers’ Liability Insurance policies will be subject to the following terms (any of which may be exceeded by an amount that constitutes no more than five percent (5%) of the relevant limit amount without being deemed to deviate from this policy): (i) the coverage— both per claim and in the aggregate— will be no more than $100,000,000, as well as up to $60,000,000 for any Side A policy covering directors and officers individually; (ii) the coverage, including the limit of liability, the premiums and the deductibles, and each extension or renewal of such coverage, shall be approved by the Committee (and, if required by law, by the Board) which shall determine that (x) the total amount of the coverage is reasonable considering Stratasys’ exposures, the scope of coverage and the market conditions, and (y) the amounts of the premiums and the deductibles for such insurance coverage reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities; and (iii) any renewal, extension or substitution will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the coverage afforded to directors and officers) than those of the then-effective insurance policy, as market conditions may then allow.

D&O liability insurance (Run-off): Should the Company sell its operations (in whole or in part) and/or in case of a merger/sale, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a D&O liability insurance policy (run-off) for executive officers and directors in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed seven years; (b) the coverage amount will be no less than the limit afforded under the then-effective D&O liability insurance policy, both per claim and in the aggregate; and (c) the amounts of the premiums and the deductibles for such insurance coverage will reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities.

D&O liability insurance (Public Offerings): The Company may extend the insurance policy for Office Holders in place to include coverage for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities.

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